FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

'Statement re Clinical Trial'



Acambis announces start of MVA3000 Phase II trial

Cambridge, UK and Cambridge, Massachusetts - 14 July 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) today announces that it has commenced a Phase II clinical trial of its investigational MVA smallpox vaccine, MVA3000. Acambis is co-developing MVA3000 with its process development and manufacturing partner Baxter Healthcare SA ("Baxter").

MVA vaccines are a weakened form of smallpox vaccine. MVA3000 is being developed for use in people for whom the traditional smallpox vaccine is contraindicated, such as patients with disorders of the immune system or skin conditions such as eczema. The US Government plans to procure a stockpile of MVA as part of its defence against the threat of smallpox virus being used as a bioterrorist weapon.

The Phase II trial is designed to gather further safety and immunogenicity data about MVA3000 when administered at three different dose levels. The randomised, double-blind, placebo-controlled study will involve 700 healthy adult subjects, half of whom have been previously vaccinated against smallpox, and is being conducted at up to 10 sites in the US. Each subject will receive two doses of either MVA3000 or placebo, and the MVA3000 inoculations will be given across a broad range of doses. Data from this study will be used to select a dose of MVA3000 for further clinical testing.

In April, Acambis announced results from a Phase I safety and immunogenicity trial of MVA3000, in which 97% of subjects vaccinated at the highest dose level seroconverted to vaccinia virus-specific antibodies (determined by enzyme-linked immunosorbent assay) and 82% seroconverted to vaccinia neutralising antibodies (determined by plaque-reduction neutralisation testing) after two doses. No subjects experienced unexpected or serious adverse events.

Acambis' Chief Executive Officer Gordon Cameron commented:

"The MVA3000 trial results to date have been exactly in line with our expectations of the vaccine's profile and we are confident this will continue in our Phase II trial. Under existing contracts with the US Government, we are also preparing for additional Phase I/II trials in target population subjects with HIV and atopic dermatitis and remain on schedule to commence these later this year.

"In the meantime, we look forward to the US Government's issuance of an RFP for a stockpile of MVA vaccine. Having already delivered more than 180 million doses of our investigational ACAM2000 smallpox vaccine to the US stockpile, we bring unmatched experience to the US Government's efforts to create a stockpile of MVA vaccine. Our experience, combined with our ability to manufacture to commercial scale through our partnership with Baxter, puts us in a very strong position to bid for supply of the US MVA stockpile."

Acambis was awarded contracts by the US National Institute of Allergy and Infectious Diseases ("NIAID"), part of the US National Institutes of Health, in February 2003 and September 2004 for the manufacture of MVA3000 and a series of Phase I and Phase II clinical trials. The Phase II trial and subsequent Phase I/ II target population trials of MVA3000 are part of the second NIAID contract.

Enquiries

Acambis:

Gordon Cameron, Chief Executive Officer
Tel: +1 (617) 761 4200

David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:

David Yates/Lucy Briggs
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

About Acambis' NIAID contracts

Acambis has been awarded two contracts by the NIAID for the manufacture and development of its MVA smallpox vaccine, MVA3000. The first contract, awarded in February 2003, was for $9.2m. The second, awarded in September 2004, is potentially worth up to $131m, with a $76m core component requiring clinical testing and manufacture of 500,000 doses of MVA3000, and an optional element worth $55m for the manufacture of a further 2.5 million doses of MVA3000.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and Form 20-F for the year ended 31 December 2004, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 14 July 2005                           ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: Director of Communications